EXHIBIT B

TRANSACTIONS
The following table sets forth all transactions with respect to Shares effected since the most recent Schedule 13D filing on June 14, 2016 by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through the close of trading on June 21, 2016. All such transactions were purchases of Shares effected in the open market and the table includes commissions paid in per share prices.

Fund	Trade Date	Buy/Sell	Shares	Unit Cost	Security
Lazarus Israel Opportunities Fund II LLLP	6/14/2016	Buy	350,000	0.0933	Common Stock
Lazarus Israel Opportunities Fund II LLLP	6/15/2016	Buy	160,000	0.0945	Common Stock
Lazarus Israel Opportunities Fund II LLLP	6/16/2016	Buy	100,000	0.0907	Common Stock
Lazarus Israel Opportunities Fund II LLLP	6/17/2016	Buy	600,000	0.0913	Common Stock
Lazarus Israel Opportunities Fund II LLLP	6/21/2016	Buy	50,000	0.0911	Common Stock